News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 8, 2026

BC Supreme Court Decides Seabridge Gold's KSM

Substantially Started Determination Reasonable

Court Requires BC to Consult Further

with TSKLH before Reconsidering Determination

Toronto, Canada - Seabridge Gold Inc. ("Seabridge") (TSX:SEA) (NYSE:SA) reports today that the Supreme Court of British Columbia ("the Court") issued its decision on two petitions challenging the determination by the BC Environmental Assessment Office ("EAO") that Seabridge Gold's KSM project located in northwestern British Columbia was substantially started as of July 24, 2024. The Court found that the determination was reasonable but that the EAO had not engaged in sufficient consultation with one of the petitioners, the Tsetsaut Skii km Lax Ha ("TSKLH"). The Court has ruled that the EAO must provide a specific period of 90 days for TSKLH to provide written submissions on whether the project was substantially started, after which the EAO must reconsider the substantial started determination. The Court also dismissed a second petition that was filed by SkeenaWild Conservation Trust against the Substantially Started determination. The decision can be found in its entirety here.

Seabridge Chair and CEO Rudi Fronk noted that work at KSM would continue during the consultation process and EAO reconsideration of the Substantially Started determination. "We are satisfied that the Court has confirmed the reasonableness of the EAO determination. We will continue to execute our work plans for KSM and look forward to meeting with the EAO to receive an update on their additional consultation activities in due course. Meanwhile, the permanent physical improvements we have made at KSM which were considered appropriate for the determination have been significantly enhanced. We remain appreciative of the continued support of the Nisga'a and Tahltan Nations, and the Gitxsan Hereditary Chiefs Office, for KSM."

Since its application for Substantially Started Status in January, 2024, Seabridge has incurred an additional $208 million of expenditures on permanent works at KSM, bringing total expenditures at KSM to $1.2 billion

About Seabridge Gold

Seabridge Gold holds a 100% interest in several North American gold projects. Its principal assets are the KSM and Bronson Corridor projects in British Columbia's Golden Triangle. Additional projects include Snowstorm in Nevada's Getchell Gold Belt, and the 3 Aces project in the Yukon. Further information on Seabridge's mineral reserves and resources is available at www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair & C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711 / Email:

info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292   www.seabridgegold.com